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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For August 23, 2005

Commission file number:   0-30052

                                                 Carmanah Technologies Corporation

 (Translation of registrant’s name into English)

                                              1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  Yes

No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  Yes

No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes           No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carmanah Technologies Corporation

(Registrant)

“Peeyush Varshney”

Date:   August 23, 2005

____________________________________

Peeyush Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

August 23, 2005

Item 3.

Press Release

August 23, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that, further to the acquisition of Soltek Powersource Ltd. on July 4, 2005, the Company has appointed Soltek's founder, Mr. Dave Egles, to the Board of Directors and as Senior Vice President, Business Strategy.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 23rd day of August 2005.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE	August 23, 2005 (No.2005-08-23)

CARMANAH APPOINTS NEW DIRECTOR

Victoria, British Columbia, Canada - Tuesday, August 23, 2005 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that, further to the acquisition of Soltek Powersource Ltd. on July 4, 2005, the Company has appointed Soltek's founder, Mr. Dave Egles, to the Board of Directors and as Senior Vice President, Business Strategy.

Mr. Egles brings more than 25 years of experience in renewable energy markets and photovoltaic systems to Carmanah's leadership team.  Drawing on his strong background in solar technology and solar systems development, Mr. Egles is responsible for business strategies within the Company's Solar Power Systems Group.

Mr. Egles founded the privately-held Soltek Solar Energy Ltd. in 1986.  By 2000, Soltek was achieving annual revenues of more than $10 million and had grown to a team of 25 staff.  In 2001, Mr. Egles merged Soltek with Powersource Energy Systems as Soltek Powersource Ltd., which went on to became one of North America's largest solar equipment distributors with annual revenues over $20 million.  In July 2005, Carmanah Technologies Corporation acquired Soltek Powersource Ltd. to form its Solar Power Systems Group.

Mr. Egles has a Bachelor of Science degree from the University of Victoria, and a Masters of Science degree from the University of British Columbia.

As part of the same transaction, Carmanah has also appointed Soltek partner, Mr. Michael Cannon, as Vice President, Sales and Marketing for the Company's Solar Power Systems Group.  In this position, Mr. Cannon is leveraging his extensive sales and marketing expertise in the solar power industry.

Combining a Bachelor of Science degree from the University of Victoria with more than 15 years experience in solar energy technology, Mr. Cannon brings to Carmanah knowledgeable insight into the existing and emerging solar markets.  Mr. Cannon has also served on the Board of Directors for the Canadian Solar Industries Association ("CanSIA").

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in energy efficient technologies that fundamentally change the way its customers operate.  The Company is currently focused on three technology groups: solar-powered LED lighting, solar power systems & equipment and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  TM

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah's Annual Report for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  TM

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com